SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13G
                                 (Rule 13d-102)

            INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
           TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
                                  RULE 13d-2(b)

                                (Amendment No.2)


                                  Epigen, Inc.
                                ----------------
                                (Name of Issuer)

                                  Common Stock
                         ------------------------------
                         (Title of Class of Securities)

                                   294259 10 G
                                 --------------
                                 (CUSIP Number)


                                November 14, 2000
             -------------------------------------------------------
             (Date of Event Which Requires Filing of This Statement)

     Check the  appropriate  box to  designate  the rule  pursuant to which this
Schedule is filed:

        [_] Rule 13d-1(b)

        [X] Rule 13d-1(c)

        [_] Rule 13d-1(d)

                                                              Page 1 of 4  Pages

CUSIP NO. 294259 10 G                  13G                     Page 2 of 4 Pages


1.  NAMES OF REPORTING PERSONS - Lionel Goldfrank, III
    I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)


2.  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                     (a)[_]
                                                                          (b)[X]

3.  SEC USE ONLY


4.  CITIZENSHIP OR PLACE OF ORGANIZATION  -  UNITED STATES


NUMBER OF          5.  SOLE VOTING POWER  -  1,866,850
SHARES
BENEFICIALLY       6.  SHARED VOTING POWER  -  0
OWNED BY
EACH               7.  SOLE DISPOSITIVE POWER  - 1,866,850
REPORTING
PERSON WITH        8. SHARED DISPOSITIVE POWER  -  0


9.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
    PERSON - 1,866,850


10. CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*   [_]


11. PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) - 14.85%


12. TYPE OF REPORTING PERSON* - IN


Item 1(a).  Name of Issuer: Epigen, Inc.

Item 1(b).  Address of Issuer's Principal Executive Officers:

            69 North Tower Hill Road
            Box L
            Millbrook, NY 12545

Item 2(a).  Name of Person Filing: Lionel Goldfrank III

Item 2(b).  Address of Principal Business Office or, if None,
            Residence:

CUSIP NO. 294259 10 G                   13G                    Page 3 of 4 Pages


            Intermarket Corporation
            667 Madison Avenue, 20th Fl.
            New York, New York 10021

Item 2(c).  Citizenship:  U.S.

Item 2(d).  Title of Class of Securities:  Common Stock

Item 2(e).  CUSIP Number:  294259 10 G

Item 3.     If This Statement is Filed Pursuant to Rule 13d-1(b), or 13d-2(b) or
            (c), Check Whether the Person Filing is a:  Not Applicable.

Item 4.     Ownership:

            Provide the following information regarding the aggregate number and percentage of the class of the issuer identified in Item 1.

            (a)  Amount beneficially owned:  1,866,850 shares

            (b)  Percent of class:  14.85%

            (c)  Number of shares as to which such person has:

                   (i) Sole power to vote or to direct the vote 1,866,850
                  (ii) Shared power to vote or to direct the vote  0
                 (iii) Sole power to dispose or to direct the disposition
                       of 1,866,850
                  (iv) Shared power to dispose or to direct the disposition
                       of 0

Item 5.     Ownership of Five Percent or Less of a Class. Not Applicable

Item 6. Ownership of More than Five Percent on Behalf of Another Person. Not Applicable

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company of Control Persons. Not Applicable

Item 8.     Identification and Classification of Members of the Group.
            Not Applicable

Item 9.     Notice of Dissolution of Group.  Not Applicable

CUSIP NO. 294259 10 G                    13G                   Page 4 of 4 Pages


Item 10.    Certifications.

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not being held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with of as a participant in any transaction having that purpose or effect.


                                    SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                            November 20, 2000
                                            ------------------------------------
                                            Date)

                                            /s/:  Lionel Goldfrank, III
                                            ------------------------------------
                                            (Signature)

                                            Lionel Goldfrank, III
                                            ------------------------------------
                                            (Name/Title)